EXHIBIT 99.1

Statoil ASA: Notifiable trading

On behalf of Statoil (OSE: STL, NYSE:STO), DNB has on 13 April 2018 purchased 467,241 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 198.83 per share.

Before distribution to the employees, the Share saving plan has 8,939,262 shares.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.